Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7660	E-mail Address dfertig@stblaw.com

May 20, 2016

CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             GDS Holdings Limited

Confidential Submission of the Draft Registration Statement on Form F-1

On behalf of our client, GDS Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we hereby submit a draft Registration Statement on Form F-l (the “Draft Registration Statement”) relating to the proposed initial public offering in the United States of the Company’s ordinary shares to be represented by American depositary shares (“ADSs”).  The ADSs are expected to be listed either on the New York Stock Exchange or the NASDAQ.

The Draft Registration Statement is submitted via EDGAR to the Securities and Exchange Commission (the “Commission”) for review on a confidential basis pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).  The Company confirms that it is an “Emerging Growth Company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. A registration statement on Form F-6 relating to the Company’s ADSs will be filed with the Commission in due course.

As an Emerging Growth Company, the Company has included in the Draft Registration Statement audited financial statements as of and for the years ended December 31, 2014 and 2015 and omitted selected financial data as of and for the years ended December 31, 2011, 2012 and 2013.

DANIEL FERTIG	ADAM C. FURBER	ANTHONY D. KING	CELIA C.L. LAM	CHRIS K.H. LIN	JIN HYUK PARK	KATHRYN KING SUDOL		CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	SEOUL	TOKYO	WASHINGTON, D.C.

The Company has also included in the Draft Registration Statement the audited statements of comprehensive loss and cash flows of EDC Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (“EDC”), for the six months ended June 30, 2014 for the purpose of Rule 3-05 of Regulation S-X.  The Company acquired EDC on June 30, 2014. Subsequent to the acquisition of EDC by the Company, the results of operations of EDC have been and are included in the Company’s audited financial statements.

The Company is also submitting herewith, for review by the Staff on a confidential basis, certain of the exhibits required to be filed with the Commission in connection with the filing of the Draft Registration Statement.

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If you have any question regarding the Draft Registration Statement, please do not hesitate to contact me at +852-2514-7660 (work), +852-9768-6776 (mobile) or dfertig@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Questions pertaining to accounting and auditing matters may also be directed to Jessie Qian at +86-21-2212-2580 (work) or jessie.qian@kpmg.com (email) or Kevin Huang at +86-21-2212-2159 (work) or keving.huang@kpmg.com (email) of KPMG Huazhen LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Daniel Fertig
Daniel Fertig

Enclosures

cc:                                William Wei Huang, Co-chairman and Chief Executive Officer

Daniel Newman, Chief Financial Officer

GDS Holdings Limited

Chris Lin

David Lee

Simpson Thacher & Bartlett

Karen Yan

Fenwick & West LLP

Jessie Qian

Kevin Huang

KPMG Huazhen LLP